LETTER OF RESIGNATION

Dated: 3/29/2023

Kenilworth Systems Corporation
185 Willis Avenue
Mineola, NY 11501

To Whom It May Concern,

Conditional on a severance for the next three months, equal to $4,000.00 ($1,000 in arrears, $1,000 per), allow this letter to serve as resignation from my position as CEO.

Please also note to change the physical address that is listed for the company in New York City, from "15 Broad Street, #2826, NY, NY 10005".

When I was brought into the Company in December 2021, the mission was to deal with the professional services vendors to maintain compliance and the filings (finalize the 2020 10K which we did), shareholder and creditor relationship management to maintain a level of transparency and confidence as the year wore on while maintaining an active corporate development posture seeking target acquisitions.

All of these deeds were done to the best of my professional abilities with any outcome for the benefit of all the stakeholders that have so much time, energy and investment over the past 35 years. The hope remains finding a fundamentally sound, Nasdaq qualified candidate in which to merge into the public entity with the familiar ticker symbol "KENS".

It has been a pleasure to serve Kenilworth Systems Corporation during my tenure. Wishing you all the best of success in the future.

Signature of Departing CEO

____
Mr. Neil Kleinman

And; on Behalf of Kenilworth Systems, Corp.

Signature of surviving officer

____
Mr. Daniel Snyder, President